Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122348

Prospectus Supplement No. 2
to Prospectus Dated June 2, 2005

$125,000,000

0.75% Convertible Senior Subordinated Notes due 2024
and the Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement no. 2 relates to the resale by selling securityholders of Synaptics Incorporated’s 0.75% Convertible Senior Subordinated Notes due 2024 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement no. 2 in conjunction with the prospectus dated June 2, 2005, as supplemented by prospectus supplement no. 1 dated July 1, 2005. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus as supplemented to date.

     Investing in the notes and our common stock involves significant risks. See Risk Factors beginning on page 9 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

This date of this prospectus supplement is July 13, 2005.

The table set forth under the caption “Selling Securityholders” beginning on page 70 of the prospectus is hereby amended and restated in its entirety as set forth below and reflects updated information as to certain selling securityholders previously listed in the prospectus and added information with respect to selling securityholders not previously listed in the prospectus. No additional notes or shares of our common stock are being offered for resale under the prospectus.

SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement on December 7, 2004 and December 17, 2004, to Bear, Stearns & Co. Inc. and Credit Suisse First Boston LLC (the “initial purchasers’’). The notes were resold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act. The notes and the shares of common stock issuable upon conversion of the notes that may be offered pursuant to this prospectus will be offered by the selling securityholders, which includes their transferees, distributees, pledgees or donees, or their successors.

     The following table sets forth information with respect to the selling securityholders and the principal amounts of notes beneficially owned by each such selling securityholder that may be offered pursuant to this prospectus. The information is based solely on information provided by or on behalf of the selling securityholders on or prior to July 6, 2005. The selling securityholders may offer all, some, or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $125.0 million aggregate principal amount of notes outstanding. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

     Before a securityholder not named below may use this prospectus in connection with an offering of securities, this prospectus will be supplemented or amended to include the name and amount of notes and common stock beneficially owned by the selling securityholder and the amount of notes and common stock to be offered. Any prospectus supplement or post-effective amendment will also disclose whether any selling securityholder selling in connection with that prospectus supplement or post-effective amendment has held any position, office, or other material relationship with us or any of our predecessors or affiliates during the three years prior to the date of the prospectus supplement.

     The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at an initial conversion rate of 19.7918 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. No selling securityholder named in the table below beneficially owns one percent or more of our common stock, based on 26,371,425 shares of common stock outstanding on March 31, 2005. Information concerning other selling securityholders will be set forth in prospectus supplements or, if appropriate, post-effective amendments to the registration statement of which this prospectus forms a part, from time to time, if required. The number of shares of common stock owned by the unnamed selling securityholders or any future transferee of any such holder assumes that they do not beneficially own any common stock other than common stock into which the notes are convertible.

	Principal		Number of
	Amount of	Percentage of	Conversion	Percentage of
Name of	Notes That	Total Notes	Shares That	Common Stock
Selling Securityholder	May Be Sold	Outstanding	May be Sold(1)	Outstanding(2)
ACE Tempest Reinsurance Ltd. (3)(4)	$210,000	*	4,156	*
Akela Capital Master Fund, LTD (5)	$5,000,000	4.0%	98,959	*
Alexandra Global Master Fund, LTD (6)	$8,000,000	6.4%	158,334	*
Bear, Stearns & Co. Inc. (7)	$4,000,000	3.2%	79,167	*
Citadel Equity Fund Ltd. (4)(8)	$8,000,000	6.4%	158,334	*
Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd. (9)	$1,373,000	1.1%	27,174	*
Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund (9)	$407,000	*	8,055	*
Citigroup Alternative Investments Market Neutral Arbitrage Fund L.P. (9)	$190,000	*	3,760	*
Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio (9)	$6,687,000	5.3%	132,347	*
CNHCA Master Account, L.P (10)	$1,500,000	1.2%	29,687	*
DBAG London (4)(11)	$3,398,000	2.7%	67,252	*
Delta Air Lines Master Trust (3)(4)	$190,000	*	3,760	*
DKR SoundShore Opportunity Holding Fund Ltd. (12)	$5,000,000	4.0%	98,959	*
Fidelity Management Trust Company on behalf of accounts managed by it (4)(13)	$20,000	*	395	*
Fidelity Puritan Trust: Fidelity Balanced Fund (4)(14)	$1,980,000	1.6%	39,187	*
Fore Convertible Master Fund, Ltd. (15)	$16,000,000	12.8%	316,668	1.2%
Fore ERISA Fund, Ltd. (15)	$4,500,000	3.6%	89,063	*
Fore Multi Strategy Master Fund, Ltd. (15)	$3,000,000	2.4%	59,375	*
FrontPoint Convertible Arbitrage Fund, L.P. (16)	$6,500,000	5.2%	128,646	*
General Motors Employees Global Group Pension Trust (3)(4)	$855,000	*	16,921	*
General Motors Foundation, Inc. (3)(4)	$105,000	*	2,078	*
Guggenheim Portfolio Company VIII (Cayman), Ltd. (17)	$3,500,000	2.8%	69,271	*
HCA Multi-Strategy Trust (3)(4)	$305,000	*	6,036	*
Institutional Benchmarks Management Fund (18)	$362,000	*	7,164	*
Institutional Benchmark Master Fund, Ltd. (19)	$4,750,000	3.8%	94,011	*
JMG Capital Partners, L.P. (20)	$500,000	*	9,895	*
JMG Triton Offshore, Ltd. (21)	$500,000	*	9,895	*
Man Convertible Bond Master Fund, Ltd. (22).	$6,399,000	5.1%	126,647	*
Man Mac I, Ltd. (23)	$7,500,000	6.0%	148,438	*
Microsoft Corporation (3)(4)	$485,000	*	9,599	*
OCM Global Convertible Securities Fund (3)(4)	$35,000	*	692	*
OCM High Income Convertible Fund II Limited Partnership (3)(4)	$360,000	*	7,125	*
OCM High Income Convertible Limited Partnership (3)(4)	$500,000	*	9,895	*
Quattro Fund Ltd. (24)	$6,525,000	5.2%	129,141	*
Quattro Multistrategy Masterfund LP (24)	$363,000	*	7,184	*

	Principal		Number of
	Amount of	Percentage of	Conversion	Percentage of
Name of	Notes That	Total Notes	Shares That	Common Stock
Selling Securityholder	May Be Sold	Outstanding	May be Sold(1)	Outstanding(2)
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio (25)	$9,005,000	7.2%	178,225	*
Ramius Master Fund, LTD. (4)(26)	$5,400,000	4.3%	106,875	*
RCG Latitude Master Fund, LTD. (4)(26)	$3,600,000	2.9%	71,250	*
RenaissanceRe Holdings Ltd. (3)(4)	$370,000	*	7,322	*
Richard King Mellon Foundation (3)(4)	$220,000	*	4,354	*
S.A.C. Arbitrage Fund, LLC (27)	$1,000,000	*	19,791	*
San Diego County Employee Retirement Association (4)(28)	$2,575,000	2.1%	50,963	*
Saranac Arbitrage LTD (9)	$144,000	*	2,850	*
Saranac Erisa Arbitrage LP (9)	$169,000	*	3,344	*
Saranac Erisa Arbitrage LTD (9)	$2,530,000	2.0%	50,073	*
Satellite Convertible Arbitrage Master Fund, LLC (29)	$10,000,000	8.0%	197,918	*
Silverback Master, LTD (30)	$5,000,000	4.0%	98,959	*
St. Thomas Trading, Ltd. (20)	$2,365,000	1.9%	46,807	*
The Long-Term Investment Trust (3)(4)	$625,000	*	12,369	*
The St. Paul Travelers Companies, Inc. – Commercial Lines (3)(4)	$145,000	*	2,869	*
Tripar Partnership (3)(4)	$210,000	*	4,156	*
Vicis Capital Master Fund (31)	$2,250,000	1.8%	44,531	*
Virginia Retirement System (3)(4)	$415,000	*	8,213	*
Xavex Convertible Arbitrage 5 Fund (4)(26)	$1,000,000	*	19,791	*
Zazove Convertible Arbitrage Fund, L.P. (32)	$6,500,000	5.2%	128,646	*
Zazove Hedged Convertible Fund, L.P. (32)	$1,750,000	1.4%	34,635	*
Total (33)	$125,000,000	100.00%	2,473,975	9.4%

*	Less than 1%

(1)	Assumes conversion of the full amount of notes held by such selling securityholder into common stock at the initial conversion rate of 19.7918 shares of common stock per $1,000 principal of notes. Except as otherwise indicated, also assumes that the selling securityholder or any future transferees, pledgees, donees, or successors of or from such selling securityholder do not beneficially own any common stock other than the common stock issuable upon conversion of the notes. The conversion rate and the number of shares of common stock issuable upon conversion of the notes are subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the Indenture, we will pay cash in lieu of issuing fractional shares upon conversion of notes; accordingly, the schedule does not reflect fractional shares. See “Description of Notes – Conversion Rights.”

(2)	Calculated based upon 26,371,425 shares of common stock outstanding as of March 31, 2005. In calculating the percentage of ownership, all shares of common stock that the identified person had the right to acquire upon conversion of such persons’ notes are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(3)	Oaktree Capital Management LLC (“Oaktree”) is the investment manager of this selling securityholder. Oaktree does not own any equity interest in the selling securityholder but has voting and dispositive power over the securities held by the selling securityholder. Andrew Watts is a managing director of Oaktree and is the portfolio manager for this selling securityholder. Mr. Watts, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the securities held by this selling securityholder, except for their pecuniary interest therein. Oaktree is the majority owner of OCM Investments, LLC, a registered broker-dealer.

(4)	This selling securityholder has identified itself as an affiliate of a broker-dealer. This selling securityholder has represented to us that it acquired its notes or underlying common stock in the ordinary course of business and, at the time of purchase of the notes or the underlying common stock, such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such selling securityholder did not acquire its notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

(5)	Anthony B. Bosco has voting and investment power with respect to the securities held by this selling securityholder.

(6)	Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra’’), serves as investment adviser to this selling securityholder. By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the securities beneficially owned by this selling securityholder. Alexandra disclaims beneficial ownership of such securities. Messrs. Mikhail A. Filimonov (“Filimonov’’) and Dimitri Sogoloff (“Sogoloff’’) are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power or investment control over the securities stated as beneficially owned by this selling securityholder. Filimonov and Sogoloff disclaim beneficial ownership of such securities.

(7)	Bear, Stearns & Co. Inc. acted as an Initial Purchaser and joint bookrunner in the December 2004 private placement of the notes. This selling securityholder has identified itself as a registered broker-dealer and, accordingly, it is an “underwriter’’ within the meaning of Section 2(11) of the Securities Act. Please see “Plan of Distribution.’’ To our knowledge, no selling securityholder who is a registered broker-dealer received any securities as underwriting compensation.

(8)	Citadel Limited Partnership (“Citadel’’) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel disclaims beneficial ownership of the securities beneficially owned by Citadel Equity Fund Ltd. Kenneth C. Griffin indirectly controls Citadel and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. Mr. Griffin disclaims beneficial ownership of the securities held by Citadel Equity Fund Ltd.

(9)	Saranac Capital Management L.P. acts as discretionary investment advisor with respect to the accounts held by this securityholder. Accordingly, Saranac Capital Management L.P. may be deemed to act on behalf of this beneficial owner of the notes.

(10)	CHC Partners, LLC is the investment advisor to this securityholder (“CHC’’). CHC has sole voting and dispositive power over these securities. Robert Krail, Mark Mitchell, and Todd Pulvino are investment principals for CHC.

(11)	Patrick Corrigan has voting and investment power with respect to the securities held by this selling securityholder.

(12)	DKR Capital Partners L.P. (“DKR LP’’) is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR SoundShore Opportunity Holding Funds Ltd. (the “Fund’’). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities. Mr. Tom Kirvaitis has trading authority over the securities.

(13)	The securities indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company (“FMTC’’) serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. FMTC is the beneficial owner of no shares of Synaptics common stock as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has dispositive power over the shares and power to vote or to direct the voting of shares of common stock owned by the institutional account(s) as reported above.

(14)	This securityholder is a registered investment fund (the “Fund’’) advised by Fidelity Management & Research Company (“FMR Co.’’), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 9,600 shares of Synaptics common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the funds each has power to dispose of the securities owned by the Fund. Neither FMR Corp., nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the securities owned directly by the Fund, which power resides with the Fund’s Board of Trustees.

(15)	Mr. David Egglishaw exercises sole voting and dispositive control over these securities.

(16)	FrontPoint Convertible Arbitrage Fund GP, LLC is the general partner of FrontPoint Convertible Arbitrage Fund, L.P. FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP, LLC and as such has voting and dispositive power over the securities held by the fund. Phillip Duff, W. Gillespie Caffray, and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee. Messrs. Duff, Caffray, and Ghaffari and FrontPoint Partners LLC and FrontPoint Convertible Arbitrage Fund GP, LLC each disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(17)	The sole shareholder of Guggenheim Portfolio Company VIII (Cayman) Ltd. is Guggenheim Portfolio Company VIII, LLC. The limited liability company manager of Guggenheim Portfolio Company VIII, LLC is Guggenheim Advisors, LLC. Certain affiliates of Guggenheim Advisors, LLC are broker-dealers. With respect to the allocation of “new issue’’ securities to Guggenheim Portfolio Company VIII (Cayman) Ltd., Guggenheim Portfolio Company VIII, LLC has in place procedures to carve-out investors that are “restricted persons’’ (within the meaning of NASD Conduct rule 2790) from participating in the profits and losses of “new issues’’. Matthew Li exercises dispositive power over the securities held by this selling securityholder.

(18)	Quattro Global Capital, LLC serves as investment adviser as to the securities held by this selling securityholder. The following persons have been identified as controlling persons of Quattro Global Capital, LLC: Andrew Kaplan, Brian Swain, and Louis Napoli. These individuals have voting and/or dispositive power over these securities.

(19)	Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra’’) serves as investment adviser as to $3,000,000 of the securities held by this selling securityholder. By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over $3,000,000 of the securities beneficially owned by this selling securityholder. Alexandra disclaims beneficial ownership of such securities. Messrs. Mikhail A. Filimonov (“Filimonov’’) and Dimitri Sogoloff (“Sogoloff’’) are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power or investment control over $3,000,000 of the securities stated as beneficially owned by this selling securityholder. Filimonov and Sogoloff disclaim beneficial ownership of such securities.

Zazove Associates, LLC has voting and investment control over $1,750,000 of the securities held by this selling securityholder. Gene T. Pretti is the sole member of Zazove Associates, LLC.

(20)	JMG Capital Partners, L.P. (“JMG Partners’’) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager’’), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission. The Manager has voting and dispositive power over the notes. The equity interests of the Manager are owned by JMG Capital Management, Inc. (“JMG Capital’’), a Delaware corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(21)	JMG Triton Offshore Fund, Ltd. (the “Fund’’) is an international business company under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager’’). The Manager is an investment adviser registered with the Securities and Exchange Commission and has voting and dispositive power over the notes. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a Delaware corporation (“Pacific’’) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser, and Daniel A. David and Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(22)	Marin Capital Partners, LP is the investment advisor to this securityholder. Messrs. John Null and J.T. Hansen are the principals of Marin Capital Partners, LP and exercise shared voting and dispositive power over these securities.

(23)	Man-Diversified Fund II Ltd. has been identified as the controlling entity of Man Mac I Ltd. The manager shares of Man-Diversified Fund II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.

(24)	The following persons have been identified as controlling persons of this selling securityholder: Andrew Kaplan, Brian Swain, and Louis Napoli. These individuals have voting and/or dispositive power over these securities.

(25)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital’’) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management’’) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management, and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(26)	Mr. Alex Adair has sole voting and dispositive power over these securities.

(27)	Does not include 21,945 shares of common stock owned by this securityholder. Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors’’), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management’’) share all investment and voting power with respect to the securities held by SAC Arbitrage Fund. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management, and Mr. Cohen disclaim beneficial ownership of these securities.

(28)	Zazove Associates, LLC has voting and investment control over $2,500,000 of the securities held by this selling securityholder. Gene T. Pretti is the sole member of Zazove Associates, LLC.

Oaktree Capital Management LLC (“Oaktree”) is the investment manager of this selling securityholder. Oaktree does not own any equity interest in the selling securityholder but has voting and dispositive power over $75,000 of the securities held by the selling securityholder. Andrew Watts is a managing director of Oaktree and is the portfolio manager for this selling securityholder. Mr. Watts, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the securities held by this selling securityholder, except for their pecuniary interest therein. Oaktree is the majority owner of OCM Investments, LLC, a registered broker-dealer.

(29)	The following persons have been identified as controlling persons of Satellite Convertible Arbitrage Master Fund, LLC (“Satellite’’): Leif Rosenblatt, Mark Sonino, Gabriel Nechamken, Christoper Tuzzo, Brian Kriftcher, and Stephen Shapiro. The aforementioned individuals have shared voting and dispositive authority over the securities. They disclaim beneficial ownership of the securities owned by Satellite.

(30)	Mr. Elliot Bossen exercises sole voting and dispositive control over these securities.

(31)	Shad Stastney, John Succo, and Sky Lucas exercise voting and dispositive power over these securities.

(32)	Zazove Associates, LLC has voting and investment control over the securities held by this selling securityholder. Gene T. Pretti is the sole member of Zazove Associates, LLC.

(33)	The figures in this column are based on information supplied to us on or before July 6, 2005 by the selling securityholders named in the table. As of that date, these selling securityholders had supplied us with information indicating that, collectively, they owned more than $125,000,000 aggregate principal amount of notes, reflecting, we believe, that one or more selling securityholders supplied us with information for inclusion in the table and then sold their notes in transactions exempt from the registration requirements of the Securities Act to persons who also supplied us with information with respect to the same notes. However, since neither this prospectus nor the registration statement of which this prospectus forms a part will be applicable to any notes after they have been publicly sold using this prospectus or the registration statement of which this prospectus forms a part, not more than $125,000,000 aggregate principal amount of notes can be sold under this prospectus or the registration statement of which this prospectus forms a part and, accordingly, the $125,000,000 total in this column represents the maximum principal amount of notes that could be sold under this prospectus or the registration statement of which this prospectus forms a part.